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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

       Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
                     of the Securities Exchange Act of 1934

                         UNITED STATES EXPLORATION, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                    91182F105
                      (CUSIP Number of Class of Securities)

                                 BRUCE D. BENSON
                       CHAIRMAN OF THE BOARD OF DIRECTORS,
                      CHIEF EXECUTIVE OFFICER AND PRESIDENT
                         UNITED STATES EXPLORATION, INC.
                            1560 BROADWAY, SUITE 1900
                             DENVER, COLORADO 80202
                                 (303) 863-3550
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                         on behalf of the filing person)

                                    COPY TO:
                           ANDREW L. BLAIR, JR., ESQ.
                             SHERMAN & HOWARD L.L.C.
                       633 SEVENTEENTH STREET, SUITE 3000
                             DENVER, COLORADO 80202
                                 (303) 297-2900

                            CALCULATION OF FILING FEE

Transaction Valuation*                                      Amount of Filing Fee
N/A                                                                          N/A

*For the purpose of calculating the filing fee only, this amount is based on the purchase of 1,500,000 shares of common stock at the tender offer price of $1.50 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.            Filing party: Not applicable.
Form or Registration No.: Not applicable.            Date Filed: Not applicable.





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[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1

[X]      issuer tender offer subject to Rule 13e-4

[ ]      going private transaction subject to Rule 13e-3

[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]






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FOR IMMEDIATE RELEASE

United States Exploration, Inc. Announces Tender Offer for Up To One Million Five Hundred Thousand Shares of Its Common Stock

DENVER, CO, November 20, 2002 - United States Exploration, Inc. (AMEX: UXP) today announced that its board of directors has approved a self tender offer for up to 1.5 million shares of the company's outstanding common stock at a price of $1.50 per share. The company currently has approximately 19 million shares outstanding.

The tender offer is expected to commence on Thursday, November 21, 2002, and will expire at 5:00 p.m., Mountain Time, on December 23, 2002, unless extended by the company. The tender offer is available to all company shareholders and is subject to various terms and conditions described in the tender offer materials distributed to shareholders.

If the maximum shares are tendered, the aggregate cost of the offer to the company, inclusive of transaction costs, will not exceed $2.5 million. The company will finance the tender offer with an existing $15 million line of credit.

"This offer allows us to enhance shareholder value over the long-term and maintain the financial flexibility we need to continue to execute our strategic plan. At the same time, it provides our shareholders with the opportunity to divest a portion of their investments in the Company at a modest premium to the prevailing market price, without incurring customary brokerage commissions and without adversely affecting the market price of our stock," said Bruce D. Benson, Chairman of the Board. "Based on historical trading values, our shareholders would not have the opportunity to sell 1,500,000 shares in the public market at current prices."

The Company has filed a tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) with the Securities and Exchange Commission upon commencement of the offer. The Company's shareholders should read the tender offer statement, because it contains important information about the offer. The tender offer statement and other filed documents are available at no charge on the SEC's website at http://www.sec.gov and will also be made available without charge to all shareholders of the Company by contacting the Company at (303) 863-3550. Please ask for Bruce Benson or Mike Murphy.

This news release includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, concerning the effects of a proposed issuer tender offer. Although the company believes that its expectations are based on reasonable assumptions, it can give no assurance that expected results will be achieved. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include drilling risks, operating risks, market risks, including particularly the effects of fluctuations in prevailing price levels for oil and gas and the availability and cost of necessary goods and services, risks related to the need to obtain additional financing for development of its oil and gas properties and other risk facts as described in the Company's Form 10-QSB for the quarter ended September 30, 2002, as filed





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with the Securities and Exchange Commission. Neither the Company nor its board of directors makes any recommendation to shareholders as to whether to tender or refrain from tendering shares.

United States Exploration, Inc. is engaged in the acquisition, exploration, development, production and marketing of natural gas and crude oil. The Company's reserves and producing properties are located in northeast Colorado. The Company's common stock trades on the American Stock Exchange under the symbol UXP.



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